Contact Gold Corp.
(an exploration-stage company)

Management’s Discussion and Analysis
For the three and six months ended June 30, 2019

This MD&A contains forward-looking statements that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, or those described under the heading "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2018, dated April 3, 2019 (the "AIF"), and those set forth in this MD&A under the heading "Industry and Economic Factors that May Affect our Business" materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Management’s Discussion and Analysis
Three and six months ended June 30, 2019

This Management’s Discussion and Analysis ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold", or "We", or "Our", or "Us") is dated August 12, 2019, and provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2019, and the related notes thereto (together, the "Interim Financial Statements"), and other corporate filings, including the AIF, and the consolidated financial statements for the year ended December 31, 2018 (the "AFS"), each of which is available under the Company’s profile on SEDAR at www.sedar.com. Financial statement information presented herein was prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in CAD unless otherwise stated. As at June 30, 2019, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7641 (USD 0.7330 at December 31, 2018)1.

Quarterly highlights and recent developments

Closed a public offering of 20,000,000 common shares of the Company ("Contact Shares") on May 22, 2019 for gross proceeds of $4 million (the "Offering")

Announced results of the first six drill holes of the 2019 reverse circulation ("RC") drilling program at the Pony Creek gold property ("Pony Creek"), extending previously defined oxide gold mineralization, and continuing to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada

Renamed and refined several targets, including:

"Mustang" - a continuation of the property’s 1.5 kilometre ("km") long gold-in-soil "Moleen", and "Willow" targets, located 600 metres ("m") north of the "Stallion Zone" (previously named the "West Zone"), and immediately south of the Jasperoid Wash zone discovered by Gold Standard Ventures ("GSV") defined in multiple exploration datasets

"DNZ" - north-south striking structural target that lies on strike between GSV's Dixie target and Pony Creek’s "Appaloosa Zone" (previously named the "North Zone")
"Palomino" - immediately northwest of the high-grade oxide portion of the "Bowl Zone", expressed by a large gold in soil anomaly measuring 400 x 500 metres

Signed a purchase option agreement to acquire an undivided 100% interest in the past-producing Green Springs gold project ("Green Springs") in White Pine County, Nevada, adding a second Carlin-type gold system to the property portfolio

Outlook

Pony Creek continues to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada. To date, all drill holes reported for 2019 have intersected gold mineralization. With the first phase of the 2019 drilling program complete, we expect to report assay results as they become available throughout the third quarter of the year. Prior to year end, we plan to publish an initial mineral resource estimate for Pony Creek, including the high-grade oxide gold zones first encountered in 2018 drilling at the property’s "Bowl Zone".

The widespread near-surface gold mineralization, and abundance of drill targets we have generated at Pony Creek including new gold discoveries at the 2.3 km long "Stallion" oxide gold discovery, the Appaloosa Zone, and the Mustang Target provides the Company with multiple opportunities for success. We expect to continue exploration at Pony Creek and look forward to commencing a second phase of the 2019 drill program.

At the recently acquired Green Springs project we will commence data compilation and interpretation, and begin target generation for future consideration.

____________________________
1 United States dollars indicated herein as "USD".

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About Contact Gold Corp.

Contact Gold is a gold exploration company focused on making district-scale gold discoveries in Nevada.

The Company was incorporated under the Business Corporations Act (Yukon) on May 26, 2000, and was continued under the Business Corporations Act (British Columbia) (the "Act") on June 14, 2006.

On June 7, 2017, the Company closed a series of transactions (the "Transactions"), including i) a reverse acquisition (the "RTO") of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company, ii) a share consolidation, and iii) the acquisition (the "Clover Acquisition") of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in Nevada (the "Contact Properties").

Contact Gold was continued under the laws of the State of Nevada when the Transactions closed, and began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

Mineral Properties

The Contact Properties are on Nevada’s Carlin, Independence, and North Nevada Rift gold trends which host numerous gold deposits and mines. Contact Gold controls a significant land position comprising target-rich mineral tenure which hosts numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage.

Subsequent to closing the Clover Acquisition, the Company acquired additional mineral property claims contiguous to the original tenure through (i) direct staking, and (ii) relatively low-cost acquisitions from private landowners, including the East Bailey, and Pony Spur additions at Pony Creek, the Poker Flats acquisition adjacent to the Company’s Dixie Flats property, and the consolidation of the Cobb Creek property.

Most recently, the Company entered into an agreement providing the Company with the option to purchase a 100% interest in Green Springs, on the southern extension of the Carlin Trend.

Further to having completed a review of available data, the Company has also determined to dispose of, or abandon, certain of the Contact Properties, including the following: During the six-month period ended June 30, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties. In November 2018, the Company sold the "Santa Renia", and "Golden Cloud" properties to Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company. During the year ended December 31, 2018, the Company also determined to abandon the Woodruff property.

As at the date of this MD&A, the Contact Properties, including the option interest in Green Springs, encompass approximately 217 km2.

Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed. None of the Company’s properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.

As detailed in this MD&A in the discussion relating to the Contact Preferred Shares (defined herein), and more specifically as part of the "Other Terms", Waterton was granted certain rights relating to the Contact Properties, including a right of first offer ("ROFO"), and a right of first refusal ("ROFR"). A third-party also holds a ROFO on certain of the Portfolio properties.

Mineral properties of focus include:

a) Pony Creek

Pony Creek is located within the Pinion Range, in western Elko County, Nevada, south of GSV’s Railroad-Pinion project ("Pinion"). Since acquisition, Pony Creek has been the principal focus of the Company’s exploration efforts. The Pony Creek property currently comprises 1,345 claims encompassing approximately 107 km2 in the southern portion of Nevada’s Carlin gold trend and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases. Large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby Pinion project are exposed. Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years.

Since closing the Transactions, the Company has staked or acquired an additional 34 km2 of prospective mineral tenure adjacent to Pony Creek, primarily to the east and south. The new claims, including those previously known as Pony Spur and East Bailey, cover prospective host rocks with significant exploration potential that have seen minimal exploration effort in the past.

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Since the establishment of Contact Gold in June 2017, we’ve reported having hit gold mineralization in 93 of the 99 holes drilled (including those lost before planned depth), and we continue to drill high-grade and oxide gold at Pony Creek, the majority of which are step-outs from the historical mineral resource estimate area at the property’s Bowl Zone.

Through June 30, 2019, the Company continued to refine the geological model, and completed the first phase of the 2019 drill program. Results for the initial six drill holes have been released as of the date of this MD&A, with an additional 18 drill holes pending. Data review and target refinement are ongoing.

During Q2 2019, as part of an annual comprehensive property review process in advance of the deadline to pay claims renewal fees with the United States’ Department of Interior’s Bureau of Land Management (the "BLM"), it was determined that the Company would not renew/maintain a total of 313 peripheral/non-core claims in the eastern portion of the property going into 2020.

Through 2018, the Company completed 51 drill holes (over 10,860 m), making two new gold discoveries (Stallion Zone and Pony Spur); and expanding the oxide gold footprints of the property’s Bowl Zone and the 1 km x 300 m Appaloosa Zone, both of which remain open for expansion in most directions. The exploration team also identified several never-before drilled targets including, "Mustang" (the now combined "Willow" and "Moleen" targets), "Palomino", and "Elliott Dome". All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

The Company has multiple approved Notices of Intent ("NOI") (including subsequent amendments) to allow for the necessary disturbance of the initial holes of the planned 2019 drill program. Management anticipates receipt of an approved Plan of Operations for up to 60 acres of additional disturbance on the property later on in 2019. There is a 3% net smelter returns royalty ("NSR") on the claims that comprise Pony Creek acquired from Waterton Nevada, 1% of which can be bought-back prior to February 7, 2020 for USD 1,500,000. In addition to a 2% NSR awarded to the vender on the acquisition of East Bailey, there is a 3% NSR over certain the East Bailey claims, up to 2% of which can be bought-back for USD 1,000,000 per 1% increment. Advance royalty payments are also due annually; the amount due for the forthcoming year is USD15,000.

Details of exploration and evaluation expenditures incurred and expensed by Contact Gold at Pony Creek through the three and six months ended June 30, 2019, including non-cash items, are summarized in this MD&A under the heading "Discussion of operations - Details of exploration and evaluation activities, and related expenditures incurred".

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold’s issuer profile on SEDAR at www.sedar.com.

b) Dixie Flats The Dixie Flats gold property ("Dixie Flats") sits approximately 2.5 km to the east and south of the Emigrant mine ("Emigrant") operated by Newmont Goldcorp, in western Elko County, Nevada. The property boundary of Dixie Flats is 13 km north of Pony Creek, sitting along the Emigrant fault and sharing many of the same host rocks and much of the same stratigraphy as Pony Creek, and the Emigrant mine.

Although there had been limited historic exploration activity at Dixie Flats, there are 27 historical drill holes on the property, several of which intersected significant gold mineralization. Highlights of historical results include ~1 g/t ("g/t") gold over 6 m and 0.23 g/t gold over 23 m. To date, work at Dixie Flats by the Company has consisted of data compilation, 26 line km of CSAMT geophysical surveys, a 304-station gravity survey, drill target selection and report preparation.

Results reinforce management’s belief in the prospectivity of the property. Interpretation of geophysical data indicates that the main controlling structure projects southward through Dixie Flats from Emigrant to GSV’s high-grade Dark Star deposit ("Dark Star").

As of the date of this MD&A, Dixie Flats comprises 324 unpatented mining claims covering approximately 27 km2 of prospective ground.

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During Q2 2019, as part of the annual comprehensive property review process in advance of the deadline to pay claims renewal fees with the BLM, it was determined that the Company would not renew/maintain 144 non-contiguous and peripheral claims believed to be off strike from the main controlling structure; these claims will lapse later this year. The Company expects to continue refining targets ahead of a future drill program.

For the six-month period ended June 30, 2019, expenditures, including non-cash items, incurred at Dixie Flats were $0.05 million (six months ended June 30, 2018: $0.05 million).

There is a 2% NSR on the Dixie Flats property, 1% of which can be bought-back prior to February 7, 2020 for USD 1,500,000.

c) North Star

The North Star property ("North Star") is located along the Emigrant fault, between Pony Creek and the Dixie Flats property, and 1.5 km north of Dark Star. North Star comprises 56 unpatented mining claims covering 4.68 km2 of prospective ground in western Elko County, Nevada. The Company believes the property’s location to be a significant piece of the district. There has been no historical drilling completed on the property.

Data and interpretation from exploration programs to date, including the results of CSMAT, geochemical surveys, gravity surveys and data compilation, show compelling evidence that the extension of the Emigrant and Dark Star deposits’ controlling structure projects through the North Star property.

The Company expects to undertake a drill program in the future and has completed construction of necessary drill pads under an approved NOI permit. The highest priority targets sit under or adjacent to main access road to Dark Star.

For each of the six-month periods ended June 30, 2019 and 2018, expenditures, including non-cash items, incurred at North Star were de minimis as the Company focused its principal exploration efforts on Pony Creek. There is a 3% NSR on the North Star property.

d) Cobb Creek

Upon closing of the Transactions, the Company held a 49% interest in the Cobb Creek property. Contact Gold consolidated its interest on November 7, 2017 by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made. Associated acquisition costs of $156,040 have been capitalized to Cobb Creek for this incremental 51% interest; as of the date of this MD&A, the first two installments of the annual payment had been paid. The next payment of USD 30,000 is due in November 2019. The Company has recently staked additional unpatented mining claims encompassing further prospective ground. Data compilation, mapping, 3D modeling, and target refinement is ongoing.

For the six-month period ended June 30, 2019, expenditures, including non-cash items at Cobb Creek were $0.03 million (six months ended June 30, 2018: $0.10 million).

e) Portfolio

The remaining Contact Properties, described herein as the "portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.

Pursuant to our annual property review process, it was determined that the Company would not renew/maintain a total of 522 peripheral/non-core claims at various Portfolio properties, including the claims that comprise the "Dry Hills" and "Rock Horse" properties in their entirety. The decision to abandon certain claims was made as a reflection of general market conditions, and the Company’s intent to focus on Pony Creek in particular.

An amount of $1,312,362 was recognized as an impairment charge in the six months ended June 30, 2019 relating to the planned abandonment of Dry Hills and Rock Horse. During the year ended December 31, 2018, the Company disposed of the "Santa Renia" and "Golden Cloud" exploration properties to Waterton Nevada, a related party to the Company, in exchange for cash consideration of approximately $0.64 million. A $1,962,061 loss was recognized in the year ended December 31, 2018 on this transaction. Although written-down at June 30, 2018, the Company entered into a lease agreement with an arm’s length party for the Woodruff property effective April 1, 2019, whereby the new lessee is responsible to pay the annual Claim Maintenance fees throughout the 10-year lease period and make annual lease payments in cash to the Company. The first such lease payment of USD 1,395 has been recognized within other income on the condensed interim consolidated statement of loss. The lessee also holds an option to purchase Woodruff for a cash payment of USD 160,000.

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For the six-month period ended June 30, 2019, expenditures, including non-cash items (and exclusive of non-cash accounting charges incurred in aggregate on the portfolio properties totalled $0.13 million (six months ended June 30, 2018: $0.20 million), including an additional amount of $37,101 recognized in amortization further to the decision to abandon certain mineral claims.

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Purchase Option Agreement") with subsidiaries of Ely Gold Royalties Inc., whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property for total consideration as follows:

  2,000,000 Contact Shares
  USD 25,000, and the reimbursement of prepaid claims fees relating to Green Springs (USD 6,215) upon entry into the Purchase Option Agreement (paid)
  USD 50,000 on the first anniversary of the Purchase Option Agreement
  USD 50,000 on the second anniversary of the Purchase Option Agreement
  USD 50,000 on the third anniversary of the Purchase Option Agreement
  USD 100,000 on the fourth anniversary of the Purchase Option Agreement

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold’s election. Payment of all amounts can be accelerated and completed at any time.

The Portfolio properties each carry an NSR of either 3% or 4%, some of which include buy-down options that expire on February 7, 2020.

Selected Financial Information

Management is responsible for the financial information referred to in this MD&A. Our significant accounting policies are presented in Note 3 of the AFS; with the exception of the adoption of IFRS 16, Leases ("IFRS 16"), we followed these accounting policies consistently throughout the period. A summary of IFRS 16, and the adoption thereof, is detailed in the Interim Financial Statements. The Board of Directors of Contact Gold (the "Board") approved the Interim Financial Statements and this MD&A.

Management has determined that Contact Gold and Carlin have a CAD functional currency as each finance activities and incur expenses primarily in CAD. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which is receives funding from Contact Gold. The Company’s presentation currency is Canadian dollars. Accordingly, and as the Company’s most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (income). A significant portion of this foreign currency adjustment is reflected in the table of values of the Contact Properties in this MD&A.

Results of Operations

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and	Three months ended	Three months ended	Six months ended	Six months ended
Comprehensive Loss	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Loss before income taxes	$3,664,724	$2,844,511	$5,442,019	$4,077,626
Income tax expense	$-	$-	$-	$-
Other comprehensive (income) loss	$817,443	$(811,019)	$1,635,422	$(1,900,828)
Loss and comprehensive loss	$4,482,167	$2,033,492	$7,077,441	$2,176,798

Discussion of Operations

The following financial data are derived from the Interim Financial Statements:

Three and six months ended June 30, 2019 and June 30, 2018

Contact Gold incurred a loss and comprehensive loss for the three and six months ended June 30, 2019, of $4,482,167 and $7,077,441 (three and six months ended June 30, 2018: $2,033,492 and $2,176,798). Other comprehensive loss (income) in each period reflects the translation of the USD-denominated values of Clover’s assets and liabilities for consolidation purposes.

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Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the BLM and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss. Details of exploration and evaluation activities, and related expenditures incurred are as follows, with information for the year ended December 31, 2018 provided for additional context:

	For the period	For the period	Year ended
	from January 1,	from January 1,	December 31,
	to June 30, 2019	to June 30, 2018	2018
Geological contractors/consultants & related crew care costs	$257,983	$485,701	$987,192
Land claims fees	329,574	387,969	757,652
Wages and salaries, including share-based compensation	482,446	306,569	635,475
Drilling, assaying & geochemistry	554,970	667,303	1,903,760
Permitting and environmental monitoring	23,950	110,919	163,300
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$4,447,379
Cumulative balance	$10,367,521	$6,221,156	$8,710,074

(1)

The Company has determined to account for Claims Maintenance fees each year as prepaid expenses, amortized evenly over the course of the year with an expense for amortization recorded to each of the Contact Properties for the related period. Accordingly, the timing of cash outflows will not correspond with reported values at any given period. An amount of $37,101 relating to accelerated amortization of Claims Maintenance fees for those claims which the Company determined to abandon has also been included in Amortization of Claims Maintenance fees for the period ended June 30, 2019.

Details of exploration and evaluation expenditures incurred and expensed by the Company on the Contact Properties are as follows:

	For the period from	For the period from	Year ended
	January 1,	January 1,	December 31,
	to June 30, 2019	to June 30, 2018	2018
Pony Creek	$1,442,276	$1,603,973	$3,854,801
Dixie Flats	45,762	46,305	89,509
North Star	7,106	16,010	24,147
Cobb Creek	25,543	96,382	149,841
Portfolio properties	128,236	195,791	329,081
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$4,447,379
Cumulative balance	$10,367,521	$6,221,156	$8,710,074

Details of exploration and evaluation activities incurred and expensed at Pony Creek are as follows:

	For the period	For the period	Year ended
	from January 1,	from January 1,	December 31,
	to June 30, 2019	to June 30, 2018	2018
Geological contractors/consultants & related crew care costs	$233,744	$433,549	$930,185
Land claims fees	161,404	138,427	315,217
Wages and salaries, including share-based compensation	468,208	257,927	546,878
Drilling, assaying & geochemistry	554,970	665,138	1,901,235
Permitting and environmental monitoring	23,950	108,932	161,286
Expenditures for the period	$1,442,276	$1,603,973	$3,854,801
Drill metres completed	4,660 metres	3,048 metres	10,860 metres

An amount of $1,312,362 was recognized as an impairment charge in the six months ended June 30, 2019 relating to the planned abandonment of Dry Hills and Rock Horse. During the six months ended June 30, 2018, the Company determined to abandon the Woodruff property and recognized an impairment charge of $84,286.

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The Company issued 11,111,111 non-voting preferred shares of Contact Gold ("Contact Preferred Shares") to Waterton Nevada as partial consideration for the Clover Acquisition. The value of the Contact Preferred Shares was bifurcated to a "host" instrument and to certain identified embedded derivatives (the "Embedded Derivatives"); the reported value of each changes period over period, with an impact to the statements of loss and comprehensive loss.

  At issuance, the "host" instrument was valued at USD 6,033,480. The value of the "host", translated to CAD of $8,140,371 is accreted back to the full value of $15,262,500, including the value of the accumulated accrued dividends over five years. The non-cash accretion of the "host" value for the period from January 1, 2019 to June 30, 2019 was $1,044,073 (six months ended June 30, 2018: $878,741). A non-cash foreign exchange gain of $465,621 reflective of the depreciation of the CAD compared to the USD through that period, was also recognized on the "host" (six months ended June 30, 2018: non-cash loss of $325,311).

  The value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,648). Each period the statements of loss and comprehensive loss include the impact of a revaluation of these Embedded Derivatives. Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares. During the period of January 1, 2019 to June 30, 2019 the Company recognised a loss of $96,288 on the change in fair value (six months ended June 30, 2018: gain of $592,688). The change in fair value for the six months ended June 30, 2019 is inclusive of the impact of a change to the Company’s assumption as to the earliest date on which the Early Redemption Option held by Waterton Nevada might be exercised.

Wages and salaries of $243,856 and $783,354 for the three and six months ended June 30, 2019 ($220,781 and $412,935 for the three and six months ended June 30, 2018) reflects amounts earned by officers and employees of the Company not directly attributable to exploration. The total expense reflects (i) directors’ fees paid in cash, and (ii) incentive remuneration awarded to employees of the Company determined during the period; neither of which were expenses in the comparative quarter.

Stock-based compensation expense, as directly reflected in the condensed interim consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2019 is $207,555 and $457,344 (three and six months ended June 30, 2018: $381,534 and $667,269). An additional amount of $37,702 and $77,883 were charged to exploration and evaluation expenditures for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018: $57,126 and $90,269). There were 1,670,000 Options awarded to directors, officers and employees of the Company during the first half of 2019 (2018: 4,615,000), exercisable at $0.275 with a five-year expiry; vesting in thirds over a period of three years. The remaining average contractual life of Options outstanding is 3.65 years. During the six months ended June 30, 2019, 80,000 Options awarded in 2018 were forfeit pursuant to the termination of an agreement with a service provider, resulting in the reversal of $8,149 previously recognized as an expense. In determining the fair market value of stock-based compensation granted to employees and non-employees, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether Options are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Administrative, office and general expenses of $118,006 and $233,072 for the three and six months ended June 30, 2019 ($117,351 and $234,690 for the three and six months ended June 30, 2018), includes head office-related costs, listing and filing fees, banking charges, and other general administrative costs. Such expenditures should generally be consistent period-over-period.

Professional, legal and advisory fees recognized for the three and six months ended June 30, 2019 of $138,926 and $196,789 (three and six months ended June 30, 2018: $95,010 and $123,882) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company’s legal status as a U.S. incorporated entity, listed on the TSXV. Expenses increased in 2019 compared to those in the prior periods as the Company prepared to undertake the two financings that closed during the period.

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Investor relations, promotion and advertising expenses of $55,159 and $86,249 for the three and six months ended June 30, 2019 ($108,364 and $202,384 for the three and six months ended June 30, 2018), include marketing activities (including related travel costs), website maintenance, and related costs to update shareholders of Contact Gold ("Shareholders") and prospective investors. Amounts in 2019 are lower than those of the prior periods as a reflection of a general decrease in activities and the termination of certain promotion and advertising efforts.

Foreign exchange gains during the three and six months ended June 30, 2019 of $355,866 and $462,089 (losses of $67,996 and $108,337 for the three and six months ended June 30, 2018) reflects primarily the impact of the rate of exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end. Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Segment information

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA. Accordingly, the Company’s operations are in one commercial and two geographic segments. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss is distributed by geographic segment per the table below:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Canada	$1,258,171	$1,387,473	$2,419,628	$1,991,381
United States	2,406,553	1,457,038	3,022,391	2,086,245
	$3,664,724	$2,844,511	$5,442,019	$4,077,626

Summary of Quarterly Results and Fourth Quarter

The following table sets out selected quarterly financial information of Contact Gold and is derived from unaudited quarterly financial statements prepared by management.

			Net loss per
		Net loss for the	share for the
	Revenues	period	period
Period	$	$	$
Three months ended June 30, 2019	- nil	3,664,724	0.05
Three months ended March 31, 2019	- nil	1,777,295	0.03
Three months ended December 31, 2018	- nil	4,581,571	0.09
Three months ended September 30, 2018	- nil	3,180,414	0.06
Three months ended June 30, 2018	- nil	2,844,511	0.06
Three months ended March 31, 2018	- nil	1,248,596	0.02
Three months ended December 31, 2017	- nil	2,237,579	0.04
Three months ended September 30, 2017	- nil	163,165	0.01

The Company and its business are relatively early-stage, and the Company’s expenditures and cash requirements may fluctuate and lack some degree of comparability from period to period as activities are normalized, strategies are refined and executed, and exploration successes increase. The Company’s quarterly results may be affected by many factors such as seasonal fluctuations, the write-off of capitalized amounts, share-based payment costs, tax recoveries and other factors that affect Company’s exploration and financing activities. In addition, the non-cashflow related impact of fair value fluctuations arising on the Contact Preferred Share embedded derivatives may give rise to significant results from one period to the next. Furthermore, the Company’s expenditures may also be affected by the strength of capital markets. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level may decline as a result of difficulties raising funds. When capital markets strengthen, and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects may increase.

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The Company’s loss and comprehensive loss for the second quarter of 2019 reflects (i) the $1,312,362 non-cash write-off of the Rock Horse and Dry Hills properties; (ii) exploration expenditures of $1,059,106, primarily at Pony Creek with an active drilling program underway; (iii) the non-cash accretion of the host amount of $534,960; (iv) the impact of a $316,970 non-cash fair value adjustment on the value of the Embedded Derivatives; (v) wages and salaries not attributable to exploration activities of $243,856; and (vi) general office & administrative costs, investor relations and other costs to administer the Company, net of a $355,866 non-cash foreign exchange gain. The Company also recognized $817,443 in other comprehensive loss from the revaluation of the Company’s USD-denominated Contact Properties during the three months ended June 30, 2019.

The Company’s loss and comprehensive loss for the first quarter of 2019 reflects (i) $817,979 recognized in other comprehensive loss from the revaluation of the Company’s USD-denominated Contact Properties; (ii) the impact of a $106,223 non-cash fair value gain on the value of the Embedded Derivatives, (iii) exploration and evaluation expenditures of $598,341, (iv) the non-cash accretion of the host amount of $509,113, and (v) general office & administrative costs, investor relations and other costs to administer the Company.

The Company’s loss and comprehensive loss for the fourth quarter of 2018 reflects (i) $2,085,252 recognized in other comprehensive income from the revaluation of the Company’s USD-denominated Contact Properties; (ii) loss on disposal of exploration properties of $1,962,061, (iii) exploration and evaluation expenditures of $551,692, (iv) the non-cash accretion of the host amount of the Contact Preferred Shares of $493,258, (v) foreign exchange loss of $569,521, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company’s loss and comprehensive loss for the third quarter of 2018 reflects (i) $696,054 recognized in other comprehensive income from the revaluation of the Company’s USD-denominated Contact Properties; (ii) exploration and evaluation expenditures of $1,937,226 (iii) the non-cash accretion of the host amount of the Contact Preferred Shares of $470,901, and (iv) general office & administrative costs, investor relations and other costs to administer the Company.

The Company’s loss and comprehensive loss for the second quarter of 2018 reflects (i) $811,019 recognized in other comprehensive income from the revaluation of the Company’s USD-denominated Contact Properties; (ii) exploration and evaluation expenditures of $1,349,598, (iii) the non-cash accretion of the host amount of $449,558, (iv) write-off (non-cash) of the Woodruff property of $84,286, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company’s loss and comprehensive loss for the first quarter of 2018 reflects (i) $1,089,809 recognized in other comprehensive income from the revaluation of the Company’s USD-denominated Contact Properties; (ii) the impact of a $564,605 non-cash fair value adjustment (gain) on the value of the Embedded Derivatives, (iii) exploration and evaluation expenditures of $614,479, (iv) the non-cash accretion of the host amount of $429,183, and (v) general office & administrative costs, investor relations and other costs to administer the Company.

The Company’s loss and comprehensive loss of $1,959,019 for the fourth quarter of 2017 is reflective of $2,247,647 in expenditures at the Contact Properties at which an active drilling and exploration program was underway, and the non-cash fair value gain of $1,321,685 on the Contact Preferred Shares. Other activities and expenditures in the fourth quarter include the normalization of investor relations and marking activities, administrative operations and the cost of maintaining a public listing. The amount of the comprehensive loss recorded for the period reflects the non-cash effect of exchange differences on the translation of Clover and its assets.

The Company’s loss and comprehensive loss of $1,663,222 for the third quarter of 2017 reflects the significant impact of a $2,611,802 non-cash fair value adjustment (gain) and a non-cash $284,735 foreign exchange gain on the Contact Preferred Share embedded derivatives. Activities and expenditures in the third quarter include the commencement of active exploration programs in the United States, the normalization of investor relations and marking activities, administrative operations and the cost of maintaining a public listing. The amount of the comprehensive loss recorded for the period reflects the non-cash effect of exchange differences on the translation of Clover and its assets.

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Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	June 30, 2019	December 31, 2018
Current Assets	$3,869,849	$1,346,901
Total Assets	$40,459,279	$40,861,284
Total Current Liabilities	$868,134	$921,004
Total Liabilities	$13,211,032	$12,585,733
Shareholders’ Equity	$27,248,247	$28,275,551
Number of Contact Shares outstanding	82,471,973	50,596,986
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	$(0.09)	$(0.23)

The Company has elected to capitalize mineral property acquisition costs and expense exploration expenses as incurred. The total of consideration paid ($40,537,020) and acquisition costs incurred ($586,073) in June 2017 pursuant to the Transactions was allocated to the assets acquired, including the Contact Properties ($40,973,369) and prepaid Claims Maintenance fees ($149,724) based on relative fair values at that time. As noted in this MD&A, in 2018 the Company subsequently disposed of Santa Renia and Golden Cloud, and wrote-down Woodruff, reducing the carrying value of the Contact Properties.

The balance of total assets as at June 30, 2019 remained relatively consistent to that at year end, reflective of an increase in the balance of cash and cash equivalents following the Private Placement and Prospectus Offering (each described in this MD&A under heading "Recent financings and issuances of Contact Shares"), net of share issue costs incurred, the satisfaction of existing obligations, and ongoing expenditures through the period, and a decrease in the value of the Contact Properties following the write-down of Rock Horse and Dry Hills, as well as the impact of foreign exchange translation.

The Contact Properties, and changes thereto, include:

	Pony Creek	Dixie Flats	North Star	Cobb Creek	Portfolio	Total
	(a)	(b)	(c)	(d)	properties (e)
January 1, 2018	$25,562,188	$3,301,379	$577,049	$272,979	$8,758,904	$38,472,499
Additions	144,143	-	-	-	-	144,143
Disposals & Impairments	-	-	-	-	(2,608,188)	(2,608,188)
Foreign Exchange	2,248,082	288,690	50,460	23,871	660,396	3,271,499
December 31, 2018	$27,954,413	$3,590,069	$627,509	$296,850	$6,811,112	$39,279,953
Disposals & Impairments	-	-	-	-	(1,312,362)	(1,312,362)
Foreign Exchange	(1,137,274)	(146,055)	(25,529)	(12,076)	(277,099)	(1,598,033)
June 30, 2019	$26,817,139	$3,444,014	$601,980	$284,774	$5,221,651	$36,369,558

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-CAD foreign exchange rate. Balances presented as the "Portfolio properties" include the Contact Properties that are not separately identified.

Current liabilities as at June 30, 2019, comprises payables of $831,458 (December 31, 2018: $885,931), other current liabilities of $36,676 (December 31, 2018: $35,073) reflective of the amount due to the Cobb Counterparty in the next 12-months. The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

The balance of total liabilities reflects the value of the "host" and Embedded Derivatives that comprise the Contact Preferred Shares. The Contact Preferred Shares were concluded to be a form of obligation and have been included as a non-current liability. The Contact Preferred Shares have a maturity date of five years from the date of issuance and a cumulative cash dividend payable upon redemption, at a fixed rate equal to 7.5% per annum. The terms and conditions of the Contact Preferred Shares with accounting impact are detailed in the Interim Financial Statements.

The estimated fair value of the host instrument at June 30, 2019 is USD 9,807,295 ($12,834,807).

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A summary of changes to the values of the host element of the Contact Preferred Shares and the Embedded Derivatives at June 30, 2019 is as follows:

Host:

December 31, 2018	$11,003,919
Change in value from January 1 to June 30, 2019
Accretion	1,044,073
Foreign exchange	(465,621)
June 30, 2019	$11,582,371

Embedded Derivatives:
December 31, 2018	$585,781
Change in fair value from January 1 to June 30, 2019	96,288
June 30, 2019	$682,069

As at June 30, 2019, the Company reassessed its assumption as to the earliest date on which the EROption might be exercised. This increased the total estimated fair value of the Embedded Derivatives by an incremental $177,989 over that which would have otherwise been determined. As at December 31, 2018, the Company also reassessed its assumption as to the possibility of a Change of Control, resulting in a decrease to the total estimated fair value of the Embedded Derivatives by an incremental $230,670 over that which would have otherwise been determined at that date.

The number of Contact Shares to be issued would be 10,760,422 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on the rate of foreign exchange on June 30, 2019.

In addition to those rights, privileges, restrictions and conditions reflected in the value of the Embedded Derivatives, the Contact Preferred Shares include the following terms ("Other Terms") for which there is no accounting impact:

So long as Waterton Nevada and/or its affiliates beneficially own or control 331/3% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

i.

ROFO. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the Contact Properties that is not a sale of all or substantially all of Contact Gold’s assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii.

ROFR. If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii.

Sale of Substantially All of Contact Gold’s Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada’s prior written consent, which will not be unreasonably withheld or delayed.

•

In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its Shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

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Disclosure of Outstanding Share Data

Recent financings and issuances of Contact Shares

A.

To maintain financial flexibility, the Company filed a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions") on October 24, 2018. The Shelf Prospectus will, subject to securities regulatory requirements, enable Contact Gold to make offerings of up to $30 million of any combination of Contact Shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the "Securities") during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid. The specific terms of any future offering of Securities will be established in a prospectus supplement to the Shelf Prospectus (a "Prospectus Supplement"), filed with the applicable Canadian securities regulatory authorities.

B.

On March 14, 2019, the Company closed the Private Placement issuing 9,827,589 Contact Shares, at a price of $0.29 per Contact Share (the "Initial Placement Price") for gross proceeds of $2,850,001. Each Contact Share was accompanied by a "Private Placement Right". Subject to the rules and limitations of the TSXV, each Private Placement Right shall automatically convert, without the payment of additional consideration, upon the earlier of the following "Conversion Scenarios":

	(a)	the closing of a public offering registered or qualified under the United States’ Securities Act of 1933, as amended (the "Securities Act") (a "Qualified Offering");

	(b)	a Change of Control of Contact Gold; or

	(c)	one year following the closing date of the Private Placement ("Time Deadline").

In each instance a participant in the Private Placement would receive that number of additional Contact Shares such that the average price per Contact Share issued in aggregate, was effectively discounted from the Initial Placement Price (the "Placement Price"), determined as follows:

(i)

if the offering price of common stock sold in a Qualified Offering was greater than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price;

(ii)

if the offering price of Contact Shares sold in a Qualified Offering was equal to or less than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 10% discount to that Qualified Offering Price;

(iii)	in the event of a Change of Control, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price;

(iv)	in the event of conversion at the Time Deadline, the number of additional Contact Shares would be that which provides the maximum allowable discount prescribed pursuant to the rules of the TSXV.

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument. The total estimated fair value of the Private Placement Rights, recorded initially as an obligation, was $370,232. The value of the Contact Shares issued in the Private Placement recognized on the condensed interim consolidated statement of equity was $2,479,769.

C.

On May 22, 2019, pursuant to (i) a Prospectus Supplement, and (ii) an offering statement filed on Form 1-A, which includes an offering circular (the "Offering Statement"), pursuant to Regulation A under the Securities Act, filed with the United States Securities and Exchange Commission, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering") for gross proceeds of $4,000,000. Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated statement of financial position at December 31, 2018, were recognized in the period. An amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain directly expenditures were net settled on closing of the Prospectus Offering, and are included in the total share issue costs.

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D.

Pursuant to having closed the Prospectus Offering at a price per Contact Share lower than the Initial Placement Price, the Private Placement Qualified Offering criterion was met, and the Private Placement Rights were converted on May 22, 2019 resulting in the issuance of 2,047,398 additional Contact Shares. Share issue costs of $6,004 associated with the Private Placement Rights were recognized in equity in the period. As a consequence of the conversion of the Private Placement Rights, the effective price per Contact Share issued in the Private Placement (the "Placement Price") was $0.24.

E.

On July 23, 2019, Contact Gold agreed to issue 2,000,000 Contact Shares as initial share consideration due under the Green Springs Purchase Option Agreement. The issuance of these Contract Shares is pending approval of the TSXV as of the date of this MD&A.

Escrowed Contact Shares and other restrictions and obligations

As at June 30, 2019, 7,023,075 (December 31, 2018 – 10,534,611) of the Company’s issued common shares were held in escrow and restricted from trading, pursuant to the rules of the TSXV. These trading restrictions expire as follows:

December 14, 2019	3,511,537
June 14, 2020	3,511,538
7,023,075

Issued and outstanding

There were 82,471,973 Contact Shares issued and outstanding as at June 30, 2019 (50,596,986 at December 31, 2018), including 33,334 Restricted Shares (December 31, 2018: 66,667). As of the date of this MD&A, including the Restricted Shares, there are 82,471,973 Contact Shares issued and outstanding, with an additional 2,000,000 Contract Shares issuable pursuant to the Green Springs Purchase Option Agreement upon approval of the TSXV.

As at June 30, 2019 and December 31, 2018, there were also 11,111,111 Contact Preferred Shares outstanding, as described elsewhere in this MD&A.

As at June 30, 2019 there were 9,788,000 (December 31, 2018: 8,198,000) Options outstanding to purchase Contact Shares. 3,728,165 of these Options had vested at June 30, 2019 (December 31, 2018: 1,166,583). The Company and certain officers and directors of the Company agreed to cancel an aggregate of 3,233,000 Options held by the Optionees on July 8, 2019. Accordingly, as of the date of this MD&A, there are 6,545,000 Options outstanding to purchase Contact Shares outstanding (1,628,333 of which had vested).

The Company awarded 186,047 deferred share units ("DSUs") to certain directors on July 22, 2019. Directors’ fees are paid quarterly; and beginning in July 2019 the Company expects to satisfy most of this remuneration to the independent directors in DSUs, rather than cash.

Liquidity and Capital Resources

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.

The Interim Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Contact Gold’s continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity. Consequently, management is pursuing various financing alternatives to fund operations and advance its business plan. Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the AIF under the heading "Risk Factors." In particular, the Company’s access to capital and its liquidity will be impacted by global macroeconomic trends, fluctuating commodity prices and general investor sentiment for the mining and metals industry.

Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; therefore giving rise to a material uncertainty which may cast significant doubt as to whether Contact Gold’s cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date of the Interim Financial Statements. There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

As at the date of this MD&A, the Company has approximately $2.3 million available in cash, and working capital of approximately $2.6 million. Our primary obligations relate to (i) the various covenants in and to the Contact Preferred Shares, (ii) the annual payment of USD 30,000 as consideration for the acquisition of the Cobb Creek property, and (iii) the annual lease payments due for some of the land that comprises (what was formerly known as) the East Bailey property. Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

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On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to commence exploration and development on the Contact Properties, should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements which would change our planned expenditures.

Contractual Obligations

Other than those disclosed herein, including those associated with the Cobb Creek acquisition, and the Contact Preferred Shares, Contact Gold has certain additional contractual obligations arising from the Transactions, including those associated with the Contact Preferred Shares.

1.

Contact Gold, Waterton Nevada and certain of the post-Transaction significant Shareholders entered into a governance and investor rights agreement which includes, among other things, a standstill, lock-up and resale restrictions placed on Waterton’s holdings in Contact Gold for a period of two years, participation rights in favour of Waterton to maintain its pro rata interest in Contact Gold and registration rights in favour of Waterton. In addition, Waterton agreed to support recommendations of management of Contact Gold in respect of future meetings of Shareholders of the Company for a period of two years, subject to certain limitations. Certain Shareholders also agreed to a lock-up whereby they shall not sell or otherwise dispose of their shareholdings in Contact Gold for a period of two years.

As a condition to the completion of the Transactions, and in addition to the escrow provisions imposed by the TSXV, Waterton Nevada’s shareholdings in Contact Gold at that time (18,500,000 Contact Shares) are subject to a lock-up whereby it shall not sell or otherwise dispose of its security holdings in Contact Gold until June 7, 2019, other than in limited circumstances. These same restrictions apply to those Contact Shares held or acquired at the time the Transactions closed by certain officers and directors of the Company.

Such obligations and the lock-up provision lapsed due to the passage of time during the six-month period ended June 30, 2019.

2.

Contact Gold and Goldcorp USA, Inc. ("Goldcorp"), an entity holding 7,500,000 Contact Shares, entered into an investor rights agreement in 2017 whereby, for so long as Goldcorp maintains a 7.5% or greater equity ownership interest in Contact Gold:

	a)	Goldcorp will have the right to maintain its pro rata ownership percentage of Contact Gold during future financings;

b)

Goldcorp will have a "top up" right to increase its equity ownership percentage to a maximum of 19.9% of the issued and outstanding Contact Shares until the earlier of the date on which it elects not to exercise its participation right in any future financing or it disposes of any Contact Shares other than to its affiliates;

	c)	Goldcorp shall have the right to receive regular updates of technical information about Contact Gold;

	d)	Contact Gold will form, at Goldcorp’s request, a technical committee and Goldcorp will have the right to appoint not less than 25% of the members of the technical committee; and

	e)	If Goldcorp elects to sell a block of more than 5% of the Contact Gold Shares, Contact Gold will have the right to designate buyers.

As a consequence of the closing of the Private Placement, the right at item (b) is no longer applicable.

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Transactions with Related Parties

Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the VP Strategy & Chief Financial Officer, the Company’s Senior Vice-President, and the VP Exploration. The aggregate total compensation paid, or payable to key management for employee services is shown below:

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Salaries and other short-term employee benefits	$626,883	$272,621	$905,115	$553,371
Share-based payments and Restricted Shares	207,247	389,910	465,472	688,462
Total	$834,130	$662,531	$1,370,587	$1,241,833

An additional amount of $30,000 through the six-months ended June 30, 2019 (2018: $30,000) was invoiced by Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director and officer of the Company, is a principal for employee service; $30,000 is payable at June 30, 2019 (December 31, 2018: $45,000). Mr. Farncomb’s base salary is paid in part directly, and in part to Cairn, in consideration of general management and administrative services rendered through Cairn.

An amount of $97,500 earned by the directors of the Company relating to directors’ fees for the six months ended June 30, 2019 (2018: $97,500) is included in the table above. There was no amount payable for directors’ fees, salaries or other short-term employee benefits as at June 30, 2019 (December 31, 2018: $148,750).

Options have previously been granted, and director fees were paid and are payable to Mr. Charlie Davies, one of Waterton Nevada’s Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

Subsequent to period end, 186,047 DSUs were awarded to certain directors of the Company.

Other

Contact Gold’s related parties also include (i) its subsidiaries; and (ii) Waterton Nevada as a reflection of its approximate 38% ownership interest in the Company at June 30, 2019, its preferred shareholding and the right Waterton Nevada holds to put forward two nominees to the Board.

Pursuant to the Disposal Agreement, the Company sold the Golden Cloud and Santa Renia mineral properties to Waterton Nevada in exchange for cash consideration in the amount of $560,951 during the year ended December 31, 2018. Total cash consideration received of $639,959, included an amount of $79,008 as reimbursement of Claims Maintenance fees. In satisfaction of a contractual obligation, the Company provided notice to Waterton Nevada of its intent to abandon certain mineral property claims, including those that comprise Dry Hills and Rock Horse; in response, Waterton Nevada notified the Company of its intent to exercise its right to take assignment of the claims for nominal value.

During the six-months ended June 30, 2019, Waterton Nevada purchased 3,603,020 Contact Shares in the Private Placement, and 8,448,000 Contact Shares in the Prospectus Offering. An additional 750,629 Contact Shares were issued to Waterton pursuant to the conversion of the Private Placement Rights on May 22, 2019.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses. Factors that could affect these estimates are discussed in the AIF, under the heading, "Risk Factors". Subject to the impact of such risks, the carrying value of Contact Gold’s financial assets and liabilities approximates their estimated fair value.

Judgments

In the process of applying accounting policies for Contact Gold, management has made the following judgments, which have the most significant effect on the amounts recognised in the financial statements.

i) Exploration property acquisition and transaction costs

The application of the Company’s accounting policy for exploration property acquisition and transaction costs requires judgment to determine the type and amount of such costs to be deferred. Furthermore, judgment is required to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

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Relatively significant costs may be incurred when evaluating, pursuing and completing an acquisition, with such costs often included amongst legal and advisory fees incurred as part of more general consultation and advisory services. Pursuant to IFRS, only those direct, incremental costs of any such acquisition can be deferred; accordingly, judgment is required in determining which of expenditures are eligible for deferral.

The $40.97 million value paid to acquire Clover and the Contact Properties reflects the aggregate value of the cash consideration paid ($7,000,000), and the fair value of the Contact Preferred Shares, with the remaining value attributed to the Contact Shares. Consideration was allocated to the respective exploration property interests acquired principally on the basis of a value per-hectare of each individual property acquired (based on that of a group of peer companies and their respective exploration property interests), along with management-assessed quantitative and qualitative judgments relating to the prospectivity and marketability of each.

Resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Exploration for mineral deposits involves risks which even a combination of professional evaluation and management experience may not eliminate. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.

Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management will be able to arrange sufficient financing to bring ore bodies into production.

ii) Review of asset carrying values and impairment assessment

Individual assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset is measured at the higher of value in use and fair value less costs to sell. The most significant assets assessed for impairment include the carrying value of the Company’s exploration property interests, and capitalized exploration property acquisition costs.

iii) Derivative obligations

In determining the fair value of the preferred share embedded derivatives on the date of issue it was necessary for the Company to make certain judgments relating to the probability and timing of a change of control. Similarly, in order to determine fair value of the Private Placement Rights at issuance, the Company made certain judgments relating to the timing, pricing, and probability of the Conversion Scenarios. The nature of these judgments, and the factors management considered in determining the resultant calculations are inherently uncertain, and subject to change from period to period. Such changes could materially affect the fair value estimates of the derivatives, and the change from period to period.

Estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of expenses during the reporting period. Management of Contact Gold have evaluated estimates and assumptions related to asset valuations, asset impairment, and loss contingencies. Management bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the other sources. The actual results experienced by the Company may differ materially and adversely from the estimates presented in these financial statements. To the extent there are material differences between estimates and the actual results, future results of operations will be affected. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

i) Exploration and evaluation expenditures

Exploration property acquisition costs are capitalized. Development costs are capitalized only when it has been established that a mineral deposit can be commercially mined, and a decision has been made to formulate a mining plan. In addition to applying judgment to determine whether future economic benefits are likely to arise from the Company’s exploration and evaluation assets or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, management must apply a number of estimates and assumptions.

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The publication of a resource pursuant to NI 43-101 is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates and related determination of potential project economics directly impact when the Company capitalizes exploration acquisition costs and development expenditures. Any such estimates and assumptions may change as new information becomes available. If, after development expenditures are capitalised, information becomes available suggesting that the recovery of such expenditure is unlikely, the capitalised amount is written off in the statement of loss and other comprehensive loss in the period when the new information becomes available.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

 ii) Fair Value of Share Based Payments

The Company follows IFRS 2, in determining the fair value of share-based payments.

As it relates to equity remuneration, this calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 9 to the Interim Financial Statements. The resulting value calculated is not necessarily the value that the holder of the equity compensation could receive in an arm’s length transaction, given that there is no market for the options, and they are not transferable.

The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

iii) Financial Liabilities, including Embedded Derivatives and the Private Placement Rights

In determining the fair value of the embedded derivatives on the date of issue of USD 5,066,520 ($6,846,649), it was necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company’s credit spread, as well as assumptions relating to the probability and timing of a change of control, exercise of the early redemption option, share price volatility, and future fluctuations in the rate of foreign exchange between the Canadian and United States dollar.

There is an inverse correlation of the fair value of the Embedded Derivative and the USD-denominated value of the Contact Shares on the TSXV. The impact of changes in estimates as to the exercise of the probability and timing of a change of control, are generally correlated, however, the calculation of such is also impacted by changes to the different risk-free rate curves, further impacting the fair value of the Embedded Derivative. There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships which is further influenced by changes to management’s assumptions as to the potential exercise and timing thereof of the COCROption and the EROption. Accordingly, there may be significant volatility to the fair value of the Embedded Derivative from period to period. The Company based its assumptions and estimates on parameters relevant to the June 7, 2017 issue date of the Contact Preferred Shares, and then again as at each reporting period end thereafter.

Similarly, the Company made certain assumptions to determine the appropriate effective interest rate in calculating the fair value of the Cobb Creek Obligation, with such determination made in alignment with the rate determined to fair value the embedded derivatives.

The fair value of the Private Placement Rights is determined at inception by calculating the total additional Contact Shares issuable times a simulated share price at the anticipated conversion date times a present value discount factor. This calculation involves certain estimates, particularly relating to the price of the Contact Shares, and that estimate is then further impacted by the assumptions made by management relating to the Conversion Scenarios.

The assumptions used in these calculations are inherently uncertain. Existing circumstances and assumptions about future developments, may change due to market change or circumstances arising beyond the control of the Company. Such changes could materially affect the related fair value estimate and are reflected in the assumptions when they occur.

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Financial Instruments and Other Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)

Financial assets and liabilities at fair value through profit or loss ("FVTPL"): A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short- term. Derivatives are also included in this category unless they are designated as hedges. Embedded derivatives classified as liabilities, which are interconnected and relate to similar risk exposures are valued together as one embedded derivative.

Financial instruments in this category are recognized initially, and subsequently, at fair value. Transaction costs are expensed in the statements of loss. Gains and losses arising from changes in fair value are presented in the statements of loss within other gains and losses in the period in which they arise. Financial assets and liabilities, and embedded derivatives at FVTPL are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non- current.

The Company held no financial assets at FVTPL (Level 1) at June 30, 2019. The Embedded Derivatives, which are classified as Level 3 financial liabilities at FVTPL, are interconnected and relate to similar risk exposures, and are accordingly are valued together as one embedded derivative. Similarly, the Private Placement Rights were classified as Level 3 financial liabilities at FVTPL with interconnected and similar risk exposures relating to the Conversion Scenarios and were accordingly also valued together as one embedded derivative. Certain inputs to the calculation of the value of the Embedded Derivatives and the Private Placement Rights used Level 2 and Level 3 inputs

(ii)	Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income (loss). Available-for-sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income (loss) to the statement of loss and included in other gains and losses.

As at June 30, 2019, the Company has no financial assets in this category.

(iii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables of Contact Gold are comprised of ‘Receivables’ and are classified as appropriate in current or non-current assets according to their nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

The carrying value of the Company’s loans and receivables at June 30, 2019 approximate their fair value due to their short-term nature.

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(iv)

Held to maturity: Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management of the Company has the positive intention and ability to hold to maturity. They are measured at amortized cost less any allowance for impairment. Amortization of premiums or discounts and losses due to impairment are included in current period loss. As at June 30, 2019, the Company has no financial assets in this category.

(v)

Financial liabilities at amortized cost: Financial liabilities at amortized cost include account payables and accrued liabilities (Level 2), the "host" element of the Contact Preferred Shares (Level 3), and the Cobb Creek obligation (Level 3).

Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value, net of transaction costs. Subsequently, accounts payables are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities and the Contact Preferred Shares are classified as current liabilities if payment is due within twelve months. Certain inputs to the calculation of the valued of the Contact Preferred Shares and the Cobb Creek obligation use Level 2 and Level 3 inputs. Otherwise, they are presented as non-current liabilities. No amount of the Contact Preferred Shares is currently due within 12 months, one USD 30,000 payment of the Cobb Creek obligation is due in November 2019.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, the Contact Preferred Shares and the Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

Contact Preferred Shares, the Embedded Derivatives, the Private Placement Rights, and the Cobb Creek Obligation are each considered to Level 3 type financial liabilities, with each determined by observable data points, in particular the Company’s share price, and for certain of these financial instruments, the rate of CAD/USD foreign and the Company’s credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits. As at June 30, 2019 the balance of cash held on deposit was $3.7 million (December 31, 2018: $0.5 million). The Company has not experienced any losses in such amounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash. The Company may have to issue additional Contact Shares to ensure there is sufficient capital to meet long term objectives. The Company’s financial liabilities of payables and accrued liabilities are payable within a 90-day period and are to be funded from cash on hand.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company’s current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for Shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

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Fair Value Estimation

With the exception of the Contact Preferred Shares, and other non-current liabilities, the carrying value of the Company’s financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company’s operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company’s mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $14,207 increase or decrease respectively, in the Company’s cash balance. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time. A significant portion of the Company’s cash balance may be held in USD at any given period.

Off Balance Sheet Arrangements and Legal Matters

Contact Gold has no off-balance sheet arrangements, and there are no outstanding legal matters of which management is aware.

Changes in Accounting Policies and New Accounting Pronouncements

For information on the Company’s accounting policies and a summary of new accounting pronouncements, please refer to our disclosures in the Interim Financial Statements at Note 3.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Proposed Transactions

There are no proposed material transactions. However, as is typical of the mineral exploration and development industry, management of Contact Gold continually review potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value. There is no guarantee that any contemplated transaction will be concluded.

Subsequent Events Not Otherwise Described Herein

With the exception of transactions and activities described in this MD&A, there were no subsequent events.

Industry and economic factors that may affect our business

Economic and industry risk factors that may affect our business, in particular those that could affect our liquidity and capital resources, are as described under the heading "Risk Factors" in the AIF, available on Contact Gold’s SEDAR profile at www.sedar.com. In particular, there are currently significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development. We anticipate having to rely on financing undertaken by Contact Gold in order to continue to fund activities.

Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of gold, copper, other precious and base metals and other minerals, as well as increasing volatility in the foreign currency exchange markets may impact Contact Gold’s business and accordingly, may impact our ability to remain a going concern.

A comprehensive discussion of the Company’s risks and uncertainties is set out in the AIF. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

Additional disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Contact Gold’s general and administrative expenses and mineral exploration property costs are provided in the statements of loss and comprehensive loss and notes to the Interim Financial Statements. These financial statements are available on Contact Gold’s website at www.contactgold.com or on its SEDAR profile accessed through www.sedar.com.

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Additional Information

For further information regarding Contact Gold, refer to those continuous disclosure filings made with the Canadian securities regulatory authorities available under Contact Gold’s profile on SEDAR at www.sedar.com.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101. There are no assurances that the geological similarities to projects mentioned herein operated by GSV or Newmont Goldcorp, or other project along the Carlin Trend, will result in the establishment of any resource estimates at any of the Company’s property interests including Pony Creek, or that the Pony Creek can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource. The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-101.

Approval

The Board has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it of us, and will be posted to Contact Gold’s website at www.contactgold.com.

(signed) "Matthew Lennox-King"	(signed) "John Wenger"
Matthew Lennox-King	John Wenger
President & Chief Executive Officer	Chief Financial Officer & VP Strategy
August 12, 2019

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Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains "forward-looking information", and "forward-looking statements" (collectively, "forward-looking statements"), within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this MD&A, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company on the Contact Properties, and the timing and settlement of the Company’s obligations.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the synergies expected from the Transactions not being realized; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure Shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of the MD&A. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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